NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
November 23, 2007
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NaviSite, Inc. Registration Statement on Form S-3
Ladies and Gentlemen:
          Submitted herewith for filing on behalf of NaviSite, Inc. (the “Company”) is a Registration Statement on Form S-3 relating to (i) 3,125,000 shares of the Company’s Series A Convertible Preferred Stock, (the “Preferred Stock”) issued and sold to twelve selling stockholders, (ii) 3,625,000 shares of the Company’s Common Stock issuable upon conversion of the issued and outstanding shares of Preferred Stock and (iii) 415,203 shares of the Company’s Common Stock issuable upon exercise of warrants issued by the Company to two selling stockholders.
          This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has sufficient funds at the Mellon Bank in Pittsburgh for payment of the registration fee.
          The Company is aware of its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities specified in the Registration Statement on Form S-3 and may make an oral request that the Registration Statement be declared effective pursuant to Rule 461 under the Securities Act.
          Please contact the undersigned at (978) 946-8606 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Monique Cormier

Monique Cormier
Enclosures
cc: Thomas B. Rosedale, Esq.